Innovative Eyewear, Inc.



ANNUAL REPORT

66 W Flagler St. Suite 900

Miami, FL 33130

0

lucyd.co

This Annual Report is dated March 30, 2021.

BUSINESS

Innovative Eyewear Inc is a developer and retailer of cutting-edge tech eyewear. We design and provide smartglasses enhanced with tech features such as built-in Bluetooth audio connectivity, phone control buttons and instant AI voice assistant access. The Innovative Eyewear team previously developed the first prescription smartglasses. Additionally, we are now developing a software app to enhance our eyewear with additional features, and build a completely new voice-based web interface.

Tekcapital Plc is a university technology developer that owns Tekcapital Europe Ltd. Tekcapital Europe Ltd formed Lucyd Ltd, the holding company of Innovative Eyewear, Inc. Tekcapital Europe Ltd wholly owns Lucyd Ltd, and Lucyd Ltd owns 100% of Innovative Eyewear. Lucyd Ltd formed Lucyd PTE Ltd to develop the tech eyewear business in Asia. Please see org chart provided separately. Tekcapital Plc directly provides Lucyd Ltd with some management services, including office space, personnel support, IP management and general advisory services. Tekcapital Plc has provided seed funding to Lucyd Ltd. Lucyd Ltd granted the exlcusive license to all of its IP to Innovative Eyewear Inc, for the purpose of growing the US teche eyewear business.

Innovative Eyewear Inc owns the exclusive license to all Lucyd IP, which consists of the 20 pending patent applications, these domains: Lucyd.co, Lucyd.net, Lucyd.eu, Vyrb.co, Vyrb.net, Lucyd's working inventory of smart and standard frames, Lucyd name and slogan trademarks, and pending Vyrb app trademark. The license is paid up, and provides exlcusive worldwide rights for the life of the IP. No future payments for the IP rights are required to be provided to Lucyd Ltd, as per this agreement.

Innovative Eyewear Inc is operated from Miami, FL. The team consists of the following individuals, all of whom are in Miami with the exception of Richard Sherman, who works remotely:
Harrison Gross-CEO, cofounder
David Cohen-CTO, cofounder
Konrad Dabrowski, CPA-CFO, cofounder
Felix Sanchez-Community Manager
Richard Sherman-Brand Officer

Previous Offerings

Between 2020 and 2019, we sold 418,956 [shares of common stock] in exchange for $1 per share under Regulation Crowdfunding.

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 4,168,180

Use of proceeds: Lucyd Ltd received its shares in Innovative Eyewear Inc. in exchange for providing the exclusive license to its IP and Lucyd inventory.

Date: November 30, 2020

Offering exemption relied upon: Foundational share

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

How long can the business operate without revenue:

The business has successfully launched its new product in December 2020, noting increased monthly recurring sales compared to last year. Parent company support is available to support the business if needed. Our cash burn is low relative to most startups, we get free office space from parent company, small recurring costs to operate main sales channels on Shopify and Amazon, relatively low inventory costs. No changes as of March 2021.

Foreseeable major expenses based on projections:

The company successfully launched Lucyd Lyte in December 2020, and then redirected its resources from R&D to sales & marketing scale up including paid advertising, influencer marketing, content production and brand awareness efforts.

At the same time the company commenced development of Vyrb app beta version, where R&D expenditures remain main line of expenses. No changes as of March 2021.

Future operational challenges:

Inherent to the nature of a startup, the commercial success will rely on the strength and experience of our sales force and the team's ability to deliver unique, new value to the market. No major operational challenges have been identified at this time, but perhaps the most difficult is finding suitable salespeople who are familiar with both eyewear and the electronics industry, as our product line is a crossover between the two. Another challenge lies in getting the entrenched standard eyewear industry to adopt smart frames into their product lines.

To-date we have sold Lucyd products to over 3,000 customers, primarily on our own eShop and Amazon. We have had difficulty getting our older products into distribution because the form factor did not align with indsutry expectations of optical-grade eyewear. This issue will likely be solved with the upcoming Lyte product which is truly in a spectacle format. We believe with this new product line, we will be able to enter brick-and-mortar and online distribution with optical shops and sporting goods retailers, before the end of 2020, provided the market is still not too adversely affected by the Covid crisis. Although we believe we can continue building a robust direct-to-consumer business, we also believe that getting into larger distribution with established optical and sporting retailers will bring our smart frame revenue to a level otherwise unachievable.

For the Vyrb app, we hope to begin introducing it to our large community as our first users by the end of the year. From there, our first target is to amass 10,000 daily users of the app. With this amount of traffic we will begin to collect substantial ad and in-app purchase revenue from the app. Since the app is a useful tool for enhancing the extremely popular Facebook and Twitter platforms, if we can capture only a small percentage of those relevant userbases, we will have a successful app.

Additionally, it is challenging to build vibrant brand awareness on a modest budget. We are hoping to overcome this social media outreach, via our well-known brand ambassador and by leveraging retail distribution outlets both online and traditional. The hardware development of our next frame is near complete, with Vyrb app development ongoing.

A final consideration is having sufficient capital for iterative product development and production runs. It is our belief that a successful crowdfund will help ameliorate this risk factor.

Future challenges related to capital resources:

Any potential future disruptions in capital markets/overall uncertainty related to global economic climate. A major company releasing a competing product may actually be a benefit, as it further legitimizes the product category. For example, we have had many customers come to us after finding out about the Bose Frames and then looking for a less expensive alternative (this is attested to in our Amazon reviews on the Loud 2020).

Future milestones and events:

Our upcoming milestones include:

- Acquiring a high number of (or a few very large) key accounts to carry our frames in their physical and online stores.

- Reaching a large number of daily users on the Vyrb app.

- Potentially out-licensing parts of our patent portfolio.

- Out-licensing the Lucyd brand to create localized eShops in other countries.

Liquidity and Capital Resources

At December 31, 2020 the Company had cash of $23,812.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Tekcapital Plc (incubator)

Amount Owed: $12,522.23

Interest Rate: 10.0%

Maturity Date: November 30, 2021

Creditor: Incubator (Tekcapital LLC)

Amount Owed: $235,852.00

Interest Rate: 0.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Harrison Gross

Harrison Gross's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Director & Cofounder

Dates of Service: March 26, 2020 - Present

Responsibilities: Director, executive manager/. Salary is $42,000 per year. Options equal to 10% of the company's shares awarded previously.

Other business experience in the past three years:

Employer: Tekcapital LLC

Title: Media Manager

Dates of Service: November 15, 2015 - Present

Responsibilities: Overseeing and creating content.

Other business experience in the past three years:

Employer: Lucyd Ltd

Title: CEO, previously Media Lead

Dates of Service: April 27, 2018 - March 26, 2020

Responsibilities: Main operational oversight, team management, product and customer experience development.

Name: Konrad Dabrowski, CPA

Konrad Dabrowski, CPA's current primary role is with Tekcapital LLC. Konrad Dabrowski, CPA currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO, Acting Secretary & Cofounder

Dates of Service: March 26, 2020 - Present

Responsibilities: Financial controller, business development. Salary $24,000 per year.

Other business experience in the past three years:

Employer: Tekcapital LLC

Title: Group Financial Controller

Dates of Service: June 26, 2017 - Present

Responsibilities: Audit review, accounting, regulatory oversight.

Other business experience in the past three years:

Employer: Lucyd Ltd

Title: Finance Lead

Dates of Service: April 27, 2018 - March 26, 2020

Responsibilities: Accounting, business development, investor relations.

Other business experience in the past three years:

Employer: Salarius Ltd

Title: CFO

Dates of Service: August 01, 2018 - Present

Responsibilities: Financial manager, accounting, IR

Name: David Eric Cohen

David Eric Cohen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO & Cofounder

Dates of Service: March 26, 2020 - Present

Responsibilities: Technology manager, IT manager, web and app development. Salary $42,000 per year.

Other business experience in the past three years:

Employer: Emaze Design

Title: Freelance Web Designer

Dates of Service: August 01, 2008 - Present

Responsibilities: Web and App Development

Other business experience in the past three years:

Employer: Lucyd Ltd

Title: Software Lead

Dates of Service: April 27, 2018 - March 26, 2020

Responsibilities: Designing and maintaining IT systems, web development, customer experience.

Name: Calvin Peters

Calvin Peters's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Ecommerce, Content & Social Growth Manager

Dates of Service: October 5, 2020 - Present

Responsibilities: Director, executive manager/. Salary is $45,000 per year plus 4% sales commission on sales over $10k a month. 270,000 option for shares of company vesting over 3 years.

Other business experience in the past three years:

Employer: Walgreens

Title: PR & Digital communications Manager & Influencer Manager

Dates of Service: April 2011 to October 2019

Responsibilities:
Direct:
Digital communications
Media relations
PR localization

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Lucyd Ltd

Amount and nature of Beneficial ownership: 3,750,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Tekcapital Plc

Names of 20% owners: Tekcapital Plc is a Public UK company with no 20%+ ownership.

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Inter-company loan of $12,552 to Innovative Eyewear Inc, repayable to Tekcapital Plc, as well as $235,852 due to Tekcapital LLC, owned by Tekcapital plc.

Material Terms: Seed loan, flexible due date.

OUR SECURITIES

Our authorized capital stock consists of 10 million shares of common stock, par value $0.001 per share. As of November 30, 2020, 4,168,160- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Innovative Eyewear, Inc.

By /s/ *Konrad Dabrowski*

    Name: Konrad Dabrowski

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

INNOVATIVE EYEWEAR, INC.

(a Florida corporation)

Financial Statements (Unaudited)

For the fiscal year period ended November 30, 2020 and

The inception period of August 15, 2019 through November 30, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

March 24, 2021

To: Board of Directors, INNOVATIVE EYEWEAR, INC.

Re: FYE 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of INNOVATIVE EYEWEAR, INC. (the "Company") (formerly known as Innovative Eyewear LLC), which comprise the balance sheets as of November 30, 2020 and 2019, and the related statements of income, owners' equity/deficit and cash flows for the fiscal year period ended November 30, 2020 and the inception period of August 15, 2019 through November 30, 2019.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

INNOVATIVE EYEWEAR, INC.
BALANCE SHEETS
As of November 30, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(UNAUDITED)

	November 2020	November 2019
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$ 25,108	$ 0
Inventory	95,208	0
Total Current Assets	120,316	0
Non-Current Assets		
Intangibles, net of accumulated amortization	321,515	0
TOTAL ASSETS	**$ 441,832**	**$ 0**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts payable	$ 98,186	$ 0
Intercompany payable	235,852	0
Total Current Liabilities	334,039	0
Non-Current Liabilities		
None	0	0
TOTAL LIABILITIES	**334,039**	**0**
Shareholders' Equity		
Common stock (10,000,000 shares authorized, 4,168,180 shares issued and outstanding)	4,168	0
Additional paid-in capital, net of offering expenses	489,955	0
Accumulated deficit	(386,330)	0
TOTAL SHAREHOLDERS' EQUITY	**107,793**	**0**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 441,832**	**$ 0**

INNOVATIVE EYEWEAR, INC.
STATEMENT OF OPERATIONS
For the fiscal year period ended November 30, 2020
and the inception period from August 15, 2019 through November 30, 2019
See Accountant's Review Report and Notes to the Financial Statements
(UNAUDITED)

	2020	**2019 (inception)**
Revenues, net	$ 46,269	$ 0
Less: Cost of Goods Sold	88,964	0
Gross profit	(42,695)	0
Operating Expenses:		
General and administrative	153,681	0
Sales and marketing	121,747	0
Management fee paid to affiliate	50,000	
Total Operating Expenses	325,427	0
Other Income/(Loss):		
Amortization (expense)	(18,199)	0
Other (expense)	(8)	
Net Income (Loss)	$ (386,330)	0
Earnings per share, basic	$ (0.09)	$ 0.00
Earnings per share, diluted	$ (0.09)	$ 0.00

INNOVATIVE EYEWEAR, INC.
STATEMENT OF OWNERS' CAPITAL
For the fiscal year period ended November 30, 2020
and the inception period from August 15, 2019 through November 30, 2019
See Accountant's Review Report and Notes to the Financial Statements
(UNAUDITED)

	Common Stock (LLC Units until March 26, 2020)		Additional Paid-in Capital	Accumulated Equity (Deficit)	Total Shareholders' Capital (Deficit)
	# Shares	Amount			
Beginning balance as of August 15, 2019	**0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**
Net income/loss				0	0
Balance as of November 30, 2019	**0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**
	Conversion from limited liability company to corporation on March 26, 2020				
Share issuances to founders	3,750,000	3,750	163,030		166,780
Issuance of shares, net of offering expenses of $217,214	418,180	418	326,925		327,343
Net loss				(386,330)	(386,330)
Ending balance as of November 30, 2020	**4,168,180**	**$ 4,168**	**$ 489,955**	**$ (386,330)**	**$ 107,793**

INNOVATIVE EYEWEAR, INC.

STATEMENT OF OWNERS' CAPITAL

For the fiscal year period ended November 30, 2020
and the inception period from August 15, 2019 through November 30, 2019
See Accountant's Review Report and Notes to the Financial Statements

(UNAUDITED)

	2020	2019 (inception)
Cash Flows From Operating Activities		
Net income (Loss)	$ (386,330)	$ 0
Adjustments to reconcile net loss to net cash used in operating activities:		
Add: Amortization	18,199	
Changes in operating assets and liabilities:		
Increase (Decrease) in accounts payable	98,186	0
(Increase) Decrease in inventory	(35,096)	0
Net Cash Used In Operating Activities	(305,041)	0
Cash Flows From Investing Activities		
None	0	0
Net Cash Used In Investing Activities	0	0
Cash Flows From Financing Activities		
Issuance of common stock	405,956	0
Intercompany payable	2,806	
Costs of offering	(78,613)	
Net Cash Provided By Financing Activities	330,149	0
Net Change In Cash	$ 25,108	0
Cash at Beginning of Period	0	0
Cash at End of Period	$ 25,108	0
Significant Non-Cash Transaction		
Capital contribution of net intangible assets	$ 339,714	0
Capital contribution of inventory	$ 60,112	0

INNOVATIVE EYEWEAR, INC.
NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year period ended November 30, 2020
and the inception period from August 15, 2019 through November 30, 2019
See Accountant's Review Report

(UNAUDITED)

NOTE 1 - NATURE OF OPERATIONS

INNOVATIVE EYEWEAR, INC. (f/k/a Innovative Eyewear LLC) ("the Company") is a corporation organized under the laws of the State of Florida. The Company provides smart eyewear with audio capabilities.

Since inception, the Company has little commercial activity with funding being provided from its shareholder to cover costs and acquire intangible assets. As of November 30, 2020, the Company has little working capital and could incur losses prior to generating additional positive working capital from operations. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign, capital contributions from founders and funds from revenue producing activities if any. The Company also has availability, but not the contractual right, to additional intercompany financing from its parent company, Lucyd Ltd. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company was formed as a limited liability company in Florida on August 15, 2019 but had no economic or commercial activity until March 26, 2020 when the Company was converted from a limited liability company to a corporation under Florida law.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included. The Company has adopted December 31 as its year end for accounting purposes. These financials statements present the available period since inception.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste including the economic impacts from the COVID-19 pandemic. These adverse conditions could affect the Company's financial condition and the results of its operations. As of November 30, 2020, the Company is operating as a going concern. See Notes 1 and 3 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of November 30, 2020,

the Company had a cash balance of $25,108.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered.   Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced any significant write-downs in its accounts receivable balances. As of November 30, 2020, the Company had no accounts receivable.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment
Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of intangible property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of November 30, 2020 the Company had acquired $339,714 net book value of intangible assets in a capital contribution from its shareholder.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels.

- Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.
- Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on

derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of inception. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company recognizes revenue upon delivery of its hardware products to end customers.

Shipping and Handling
Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as revenues.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Earnings/loss per share
The Company presents earnings and loss per share data by calculating the quotient of earnings/(loss) ($386,330 net loss) and loss divided by the number of common shares outstanding (4,168,180) common shares as of November 30, 2020) as required by ASC 260-10-50. As of November 30, 2020, there were no dilutive securities outstanding. The basic and dilutive earnings or loss per share data are provided in the Statement of Operations.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company recently began operations as of November 30, 2020. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8), capital contributions from investors and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Legal Matters
The Company is not currently involved in or aware of threats of any litigation.

NOTE 6 – SHAREHOLDERS' EQUITY

Conversion to Corporation
On March 26, 2020, the Company converted from a limited liability company into a corporation. The Company had not issued LLC units nor had any commercial activity prior to the conversion.

Single Class of Common Stock
After converting to a corporation, the Company has authorized 10,000,000 shares of common stock. The Company has a single class of common stock as of November 30, 2020 and had issued 3,750,000 shares to its sole shareholder. The Company also received valuable intangible assets from its sole shareholder as a contribution to capital. Namely, the Company received $339,714 net book value of trademark and license costs. Additionally, the Company received $60,112 of inventory. These amounts have been recorded on the balance sheet at their net book value as additional paid-in capital.

Crowdfunded Offering
In 2020, the Company offered securities in a Regulation CF campaign and raised $405,956 through the issuance of 418,180 shares. The Company incurred $217,214 in offering costs associated with the Crowdfunded Offering and has reduced the additional paid-in capital by the amount of the offering costs.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Licensing Agreement
As described in Note 6, above, the Company, received a capital contribution from its sole shareholder.

Because this is a related-party transaction, there is no guarantee that the terms of the license are arm's-length or are terms that would otherwise be commercially available.

NOTE 8 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company anticipates continuing its Crowdfunded Offering common stock for up to $1,070,000 in a securities offering to be considered exempt from registration under Regulation CF. The Crowdfunded Offering is anticipated to be made StartEngine, a FINRA-approved Regulation CF funding portal (the "Intermediary"). The Intermediary will be entitled to receive customary cash and securities consideration for services rendered in the Crowdfunded Offering. As of March 24, 2021, the Company raised $922,358 under the Regular CF discussed above.

Management's Evaluation
Management has evaluated subsequent events through March 24, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

CERTIFICATION

I, Konrad Dabrowski, Principal Executive Officer of Innovative Eyewear, Inc., hereby certify that the financial statements of Innovative Eyewear, Inc. included in this Report are true and complete in all material respects.

Konrad Dabrowski

Principal Executive Officer